Exhibit 99

Q4 2019 RESULTS CONFERENCE CALL 1 February 21, 2020

Forward Looking Statements 2 Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this presentation include, but are not limited to : • Magna’s forecast of light vehicle production in North America and Europe; • Expected total sales, based on such light vehicle production, including expected split by reporting segment; • Adjusted EBIT margin; • Free cash flow expectations; • Equity income; • Interest expense, net; • Income tax rate; • Net income attributable to Magna; • Capital spending; and • Future returns of capital to our shareholders, including through dividends and share repurchases. Forward - looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a rea son able basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of ri sks , assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines, including as a result of the COVID - 19 (coronavirus) outbreak; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base; • OEM consolidation; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • supply disruptions, including as a result of the COVID - 19 (coronavirus) outbreak; • climate change risks; • attraction/retention of skilled labour ; IT Security/Cybersecurity Risk • IT/Cybersecurity breach; • Product Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; • product liability claims; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense (income), net (Unusual Items) • “Organic”, in the context of sales movements, means “excluding the impact of foreign exchange, acquisitions and divestitures” • Prior period comparatives have been restated to reflect the transfer of certain assets out of Corporate & Other to the Company’s operating segments to better reflect the utilization of these assets 3

2019 Highlights • We faced a number of challenges in 2019: – Lower global vehicle production – Labour strike at GM – $1.3 billion headwind from currency – Commodity costs, including lower scrap metal recoveries – Significantly higher engineering and other costs in our ADAS business 4

2019 Highlights (cont.) • There were a number of important positives as well: – Organic sales growth outpaced global production – Record free cash flow of $2.3 billion – Invested $2 billion in our business – Returned $1.7 billion to shareholders through dividends and buybacks – Continued to invest in R&D for electrification and autonomy – Our balance sheet remains strong (Adjusted Debt to Adjusted EBITDA @ 1.21x) – We received the largest order for transmissions in our history from BMW – Board increased our quarterly dividend reflecting confidence in our future 5

Q4 2019 Financial Highlights • Fourth quarter sales and Adjusted EBIT ahead of our expectations – GM strike impact largely in - line • Organic sales declined 3% vs flat global production, and - 5% on a weighted - basis • Returned $365 million to shareholders • Generated $1.1 billion in free cash flow in the quarter • The Board approved a 10% increase in our quarterly dividend 6

Q4 2019 Consolidated Sales Performance $ BILLIONS 7 ($Millions) (254) (262) (9) (226) (742) B/(W) 10.1 3.9 2.7 1.4 1.5 9.4 Q4 2018 Body Exteriors & Structures Power & Vision Seating Complete Vehicles Q4 2019 - 7%

Q4 2019 Consolidated Sales Performance $ BILLIONS 8 Key Factors: • Light vehicle production in North America, including the labour strike at GM, and Europe ( - ) • Divestitures, net of acquisitions ( - ) • Foreign exchange translation ( - ) • Net customer price concessions ( - ) • Launch of new programs (+) Q4 2018 Q4 2019 - 7% 10.1 9.4 ORGANIC - 3%

Q4 2019 Adjusted EBIT and Equity Income 9 - 90 BP ADJUSTED EBIT MARGIN % 7.2 6.3 KEY FACTORS  Q4 2018  Q4 2019 - 19 % ADJUSTED EBIT ($ Millions) 730 590 • Power & Vision ( - ) • Body Exteriors & Structures ( - ) • Seating ( - ) • Complete Vehicles (+) • Corporate and Other (+) EQUITY INCOME ($ Millions) 56 58 + 2

Q4 2019 Financial Highlights 10 Q4 2018 Q4 2019 ADJUSTED DILUTED EPS - $0.22 $1.63 $1.41 Q4 2018 Q4 2019 ADJUSTED EFFECTIVE TAX RATE + 190 BP 21.4% 23.3% Q4 2018 Q4 2019 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA - $109 Million $542M $433M

Q4 2019 Segment Sales BODY EXTERIORS & STRUCTURES $ BILLIONS 11 • Light vehicle production in North America, including the labour strike at GM, and Europe ( - ) • End of production of certain programs ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • Jeep Gladiator • Ford Explorer/Lincoln Aviator • Ford Ranger • Chevrolet Blazer and Cadillac XT6 Q4 2018 Q4 2019 - 6% 4.2 3.9 ORGANIC - 5%

Q4 2019 Segment Adjusted EBIT Margin % BODY EXTERIORS & STRUCTURES 12 • The labour strike at GM ( - ) • Lower scrap metal recoveries ( - ) • Higher net warranty costs ( - ) • Lower foreign exchanges gains ( - ) • Higher launch costs ( - ) • Inefficiencies at plants in Q4’18 that have since closed (+) • Productivity and efficiency improvements (+) Q4 2018 Q4 2019 - 110 BP 8.5% 7.4%

Q4 2019 Segment Sales POWER & VISION $ BILLIONS 13 • Divestiture of FP&C ( - ) • Light vehicle production in North America, including the labour strike at GM, and Europe ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) • DCT sales (+) Significant New Launches: • Jeep Gladiator • Mercedes GLE/GLE Coupe • BMW X7 Q4 2018 Q4 2019 - 9% 3.0 2.7 ORGANIC +4%

Q4 2019 Segment Adjusted EBIT Margin % POWER & VISION 14 • Higher engineering costs in our ADAS business ( - ) • The labour strike at GM ( - ) • Higher net warranty costs ( - ) • Divestiture of FP&C (+) • Net favourable commercial items (+) Q4 2018 Q4 2019 - 250 BP 8.5% 6.0%

Q4 2019 Segment Sales SEATING $ BILLIONS 15 • Light vehicle production in North America, including the labour strike at GM, and Europe ( - ) • End of production of certain programs ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) • Acquisition of Viza (+) Significant New Launches: • BMW 1 - Series • BMW X6 and X7 • Audi A3 Sportback Q4 2018 Q4 2019 1.44 1.43 - 1 % ORGANIC - 3%

Q4 2019 Segment Adjusted EBIT Margin % SEATING 16 Q4 2018 Q4 2019 - 220 BP 7.7% 5.5% • Foreign exchange losses ( - ) • Launch costs and operational inefficiencies at a new facility ( - ) • Higher net warranty costs ( - ) • Higher commodity costs ( - ) • Higher launch costs ( - ) • The labour strike at GM ( - ) • Equity income (+)

Q4 2019 Complete Vehicles 17 - 7 % ASSEMBLY VOLUMES (Thousands of units) 36.6 33.9 - 13 % SALES ($ Billions) 1.7 1.5 + 20 ADJUSTED EBIT ($ Millions) 24 44 ADJUSTED EBIT MARGIN % 1.4 3.0  Q4 2018  Q4 2019 + 160 BP

Q4 2019 Cash Flow $ MILLIONS 18 Cash from Operations Net Income + Non - Cash Items $ 954 Changes in Non - Cash Operating Assets & Liabilities $ 742 $ 1,696 Investment Activities Fixed Assets $ (513) Investments, Other Assets & Intangibles $ (122) $ (635) Proceeds from Disposition and Other $ 16 Free Cash Flow $ 1,077

Return of Capital to Shareholders 19 Common Shares Repurchased in Q4 4.7M $ to Repurchase Shares in Q4 $ 254M Dividends Paid $ 111M Total Q4 Return to Shareholders $ 365M

2020 Update • Due to pull forward of ~$200 million of working capital into 2019, we now expect $1.4 - $1.6 billion of free cash flow in 2020, compared to $1.6 - $1.8 billion in our January outlook – Continue to anticipate free cash flow of ~$5.5 billion between 2020 and 2022 • We have not included any adjustments to our outlook for 2020 related to COVID - 19 – Consolidated sales in China $400 - $500 million per quarter – ~20% of our equity income outlook range is expected from China 20

Q4 2019 APPENDIX 21 February 21, 2020

2020 Outlook* 22 February 2020 January 2020 Vehicle Production: – North America 16.3M 16.3M – Europe 20.8M 20.8M Foreign Exchange Rates: – U.S. – Cdn 0.750 0.750 – U.S. – Euro 1.100 1.100 – U.S. – RMB 0.142 0.142 * Our 2020 outlook remains unchanged from the outlook provided on January 16, 2020. We have not included any adjustment to our outlook related to COVID - 19 (coronavirus), as it is difficult to forecast when our customers’ facilities in China will be fully operational, their ability to recover lost production, the risk of supply chain disruptions in the eve nt that Chinese factories are unable to resume normal operations promptly, any adverse impact on the economy in China and/or the possibility that the economies of other regions could be adversely impacted by any further COVID - 19 - related slowdown in China.

2020 Outlook 1 $ BILLIONS UNLESS OTHERWISE NOTED 23 U.S. GAAP February 2020 January 2020 Sales: • Body Exteriors & Structures $16.0 - $16.8 $16.0 - $16.8 • Power & Vision $10.7 - $11.3 $10.7 - $11.3 • Seating Systems $5.7 - $6.1 $5.7 - $6.1 • Complete Vehicles $6.0 - $6.4 $6.0 - $6.4 Total Sales $38.0 - $40.0 $38.0 - $40.0 EBIT Margin % 6.7% - 7.0% 6.7% - 7.0% Equity Income $130M - $175M $130M - $175M Interest Expense ~$85M ~$85M Tax Rate ~24.5% ~24.5% Net Income Attributable to Magna $1.8 - $2.0 $1.8 - $2.0 Capital Spending ~$1.7 ~$1.7 1 In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. In addition, we have not included any adjustments to our outlook related to COVID - 19.

2020 Segment Adjusted EBIT Margin % 24  2019  Prior 2020 Outlook  Current 2020 Outlook BODY EXTERIORS & STRUCTURES 7.9% 7.7 - 8.1% 7.7 - 8.1% SEATING SYSTEMS 5.6% 5.5 - 6.0% 5.5 - 6.0% POWER & VISION 6.6% 7.9 - 8.3% 7.9 - 8.3% COMPLETE VEHICLES 2.1% 2.3 - 2.8% 2.3 - 2.8%

Sales Performance vs Market Q4 2019 vs Q4 2018 Reported Organic 1 Unweighted Performance vs Global Production Weighted Performance vs Global Production Body Exteriors & Structures (6%) (5%) (5%) 0% Power & Vision (9%) 4% 4% 9% Seating (1%) (3%) (3%) 2% Complete Vehicles (13%) (11%) (11%) (6%) TOTAL SALES (7%) (3%) (3%) 2% Unweighted Production Growth 0% Weighted Production Growth 2 (5%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production 25

Geographic Sales Q4 2019 vs Q4 2018 26  Q4 2018  Q4 2019 - 9 % NORTH AMERICA ($Billions) PRODUCTION - 7% - 6 % ASIA ($Millions) PRODUCTION +4% (China +8%) - 6 % EUROPE ($Billions) PRODUCTION - 3% - 1 % REST OF WORLD ($Millions) S.A. PRODUCTION - 2% 5.0 4.6 4.4 4.2 694 649 132 131

Segment Impact on Adjusted EBIT % of Sales Q4 2019 vs Q4 2018 $ MILLIONS 27 Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales Fourth Quarter of 2018 $ 10,137 $ 730 7.2% Increase (Decrease) related to: Body Exteriors & Structures $ (254) $ (67) (0.5%) Power & Vision $ (262) $ (91) (0.8%) Seating Systems $ (9) $ (31) (0.3%) Complete Vehicles $ (226) $ 20 0.4% Corporate and Other $ 9 $ 29 0.3% Fourth Quarter of 2019 $ 9,395 $ 590 6.3%

Adjusted Debt to Adjusted EBITDA Calculation $ MILLIONS 28 Q4 2019 LTM EBITDA $ 3,890 Lease Adjustment $ 367 Other $ 27 Adjusted EBITDA $ 4,284 Debt per Balance Sheet $ 3,168 Lease Liability per Balance Sheet $ 1,826 Other $ 204 Adjusted Debt $ 5,198 Adjusted Debt / Adjusted EBITDA 1.21x

Q4 2019 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES 29 Reported Other Expense (Income) Excluding Other Income Income Before Income Taxes $ 579 $ (8) $ 571 % of Sales 6.2% 6.1% Income Taxes $ 134 $ 1 $ 133 % of Pretax 23.1% 23.3% Income Attributable to Non - Controlling Interests $ (5) $ - $ (5) Net Income Attributable to Magna $ 440 $ (7) $ 433 Earnings Per Share $ 1.43 $ (0.02) $ 1.41

Q4 2018 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES 30 Reported Other Expense (Income) Excluding Other Expense Income Before Income Taxes $ 607 $ 97 $ 704 % of Sales 6.0% 6.9% Income Taxes $ 140 $ (11) $ 151 % of Pretax 23.1% 21.4% Income Attributable to Non - Controlling Interests $ (11) $ - $ (11) Net Income Attributable to Magna $ 456 $ 86 $ 542 Earnings Per Share $ 1.37 $ 0.26 $ 1.63